GROUP

RECEIVED

2008 NOV -3 A 10: 46

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08005664

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 30 October 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

Stefanie Weyrich

Enclosures

30 October 2008	Ad hoc notification: Financial Markets Stabilisation Fund guarantees bank bond First element of liquidity facility agreed with consortium of banks

PROCESSED
NOV 06 2008
THOMSON REUTERS

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Prof. Dr. Klaus Pohle
Board of Management Dr. Axel Wieandt (Vorsitzender des Vorstandes)
Cyril Dunne, Dr. Markus Fell,
Dr. Kai Wilhelm Franzmeyer, Thomas Glynn,
Dr. Robert Grassinger, Frank Krings,
Frank Lamby, Bettina von Oesterreich

Hypo Real Estate
HOLDING

Hypo Real Estate Holding AG:Financial Markets Stabilisation Fund guarantees ban bond; first element of liquidity facility agreed with consortium of banks

Hypo Real Estate Holding AG / Agreement

Munich, 30 Oct 2008 - The German Financial Markets Stabilisation Fund ('SoFFin') today granted the EUR 15 billion guarantee applied for by Hypo Real Estate Group on 28 Oct 2008. The guarantee will cover a bank bond which Hypo Real Estate Group can pledge to draw on a special EUR 15 billion liquidity support facility from Deutsche Bundesbank. The guarantee has a short-term maturity. It is planned to refinance the liquidity provided hereunder with the liquidity facility to be provided by a German financing consortium, Deutsche Bundesbank, and the German Ministry of Finance, as announced earlier.

The Group today also reached an agreement with the financing consortium on a key element of this latter facility. It is envisaged to provide the full extent of liquidity facilities by mid-November.

Contact:
Reiner Barthuber +49-89-203007-201

30.10.2008 Financial News transmitted by DGAP

Language:	English
Issuer:	Hypo Real Estate Holding AG Unsöldstraße 2 80538 München Deutschland
Phone:	+49 (0)89 203 007-780
Fax:	+49 (0)89 203 007-772
E-mail:	ir@hyporealestate.com
Internet:	www.hyporealestate.com
ISIN:	DE0008027707
WKN:	802770
Indices:	DAX
Listed:	Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, Hannover, Stuttgart, Düsseldorf, Hamburg, München; Terminbörse EUREX

End of News DGAP News-Service

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